# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intellicheck, Inc., CIK 0001040896
CUSIP: 45817G201
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 200 BROADHOLLOW ROAD, 200 BROADHOLLOW ROAD, MELVILLE, New York (NY), 11747
Date of event which requires filing of this statement: 08/13/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001512022-24-000002
Filed by CIK 0001512022

## Reporting persons
- Herald Investment Management Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (5% of the class)

## Item 1. Issuer
Name of issuer: Intellicheck, Inc.
Address of issuer's principal executive offices: 200 BROADHOLLOW ROAD, 200 BROADHOLLOW ROAD, MELVILLE, NEW YORK, 11747.

## Item 2. Person Filing
Name of person filing: Herald Investment Management Limited on behalf of its discretionary investment client, Herald Investment Trust plc.
Address of principal business office or, if none, residence: 10-11 Charterhouse Square, London, EC1M 6EE, United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A U.K. investment manager: a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J) and regulated by the Financial Conduct Authority.

## Item 4. Ownership
Amount beneficially owned: 1,000,000
Percent of class: 4.99%
Sole power to vote or to direct the vote: 1,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a U.K. investment manager, a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J) and regulated by the Financial Conduct Authority, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Herald Investment Management Ltd: Mehul Bhudia, Head of Compliance (11/03/2025)